SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES RELEASE OF ITS 2007 ANNUAL FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AND NOTICE OF ANNUAL GENERAL MEETING



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

31 March 2008

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti is pleased to announce that it has today posted to its shareholders, the Annual Financial Statements for the year ended 31 December 2007 and Notice of the Annual General Meeting.

The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2007 which were published on 7 February 2008. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual Report for 2007 comprising the Annual Financial Statements, the Report to Society and the Supplementary Information : Mineral Resources and Ore Reserves is available at: www.aga-reports.com

The Annual General Meeting of the company will be held at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 6 May 2008, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

ends

Queries

South Africa	Tel:	Mobile:	E-mail:
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2008

By: /s/ L Eatwell
Name: L Eatwell
Title: Company Secretary